January 30, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 3 to

Registration Statement on Form S-1 for Avenue Financial Holdings, Inc.

(File 333-201438)

Ladies and Gentlemen:

On behalf of our client, Avenue Financial Holdings, Inc., a Tennessee corporation (the “Company”), we hereby submit Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) on behalf of the Company.

Please direct any questions with respect to this filing to the undersigned at (615)  252-2341 or Jtitus@BABC.com.

Very truly yours,

Bradley Arant Boult Cummings, LLP

/s/ John W. Titus